EXHIBIT 12.1

NIKE, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended May 31,
	2011	2010	2009	2008	2007
	(In millions)
Net income	$2,133	$1,907	$1,487	$1,883	$1,492
Income taxes	711	610	470	620	708

Income before income taxes	2,844	2,517	1,957	2,503	2,200

Add fixed charges
Interest expense(1)	34	36	40	41	50
Interest component of leases(2)	45	42	40	34	28

Total fixed charges	79	78	80	75	78

Earnings before income taxes and fixed charges(3)	$2,923	$2,595	$2,037	$2,578	$2,278

Ratio of earnings to total fixed charges	37.0	33.3	25.5	34.4	29.2

(1)	Interest expense includes interest both expensed and capitalized.

(2)	Interest component of leases includes one-tenth of rental expense which approximates the interest component of operating leases.

(3)	Earnings before income taxes and fixed charges is exclusive of capitalized interest.